December 20, 2013

VIA EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Life Insurance Company Separate Account B
Principal Investment Plus Variable Annuity
Post-Effective Amendment No. 1 Under the Securities Act of 1933
Amendment No. 179 Under the Investment Company Act of 1940
File Nos. 333-188293 & 811-02091

Dear Ms. Roberts:

This letter is a response, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on December 10, 2013, with respect to post-effective amendment number 1 to the Registrant’s registration statement on Form N-4 (“the Amendment”). The Amendment was filed with the Commission on October 28, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

GENERAL COMMENTS

Comment 1. In correspondence to the Staff, please confirm that the exchange offer either: (a) is allowed pursuant to an exemptive order from the SEC; or (b) meets the requirements of Investment Company Act Rule 11a-2.

Response: The exchange offer meets the requirements of Investment Company Act Rule 11a-2.

Comment 2. In correspondence to the Staff, please clarify whether the product that is being offered pursuant to the exchange offer is the product offered under this SEC registration filing, i.e., the product offered under the prospectus to which this supplement will be attached. If the product being offered under the exchange offer is a different product, disclose the file number and how to obtain the prospectus and SAI on EDGAR.

Response: The product that is being offered pursuant to this exchange offer is the same product offered under this SEC registration filing.

COMMENTS SPECIFIC TO APPENDIX A-2

Comment 1. Please more specifically address the potential implications of participating in the exchange on a contract owner who had the PPC Rider under their old contract (i.e., what are they giving up?).

Response: Registrant has not made any revisions based on this comment because the contract owners with the PPC Rider would not be giving anything up in moving to the new contract. The PPC Rider only provides a benefit during the first contract year for the old contract. All of the old contracts that would qualify for this exchange offer would already be beyond the first contract year. Any bonus the contract owner received through the PPC Rider would be included in the accumulated value that would be moved into the new contract.

Comment 2. With regard to the DCA Plus Account limitations, please clarify it is only the amount being exchanged to the new contract that can’t be allocated to DCA Plus Accounts and that any new premiums (outside of the amount coming in through the exchange) can be allocated to the DCA Plus Accounts. Additionally, please clarify whether rates on DCA Plus Accounts differ from the old to the new contracts?

Response: Registrant confirms that new premiums (aside from those coming in through the exchange) can be allocated to the DCA Plus Accounts. Registrant further states that the rates on the DCA Plus Accounts currently are the same for the old and new contracts. Registrant has revised the bullet on which this comment is based to the following:

•	"The amount being exchanged to the new contract cannot be allocated to the DCA Plus accounts. However, new premium payments may be allocated to the DCA Plus accounts."

Comment 3. If reserving the right to require the return of the old contract, please specify how Registrant would address lost or otherwise unavailable contracts.

Response: Registrant has deleted the following sentence from the appendix:

"We reserve the right to require you to return your old contract to us."

Comment 4. Under “Important Considerations”, please specify for whom this exchange would be appropriate.

Response: Registrant has made the requested revision by adding the following language to the "Important Considerations" section of the appendix:

"If you currently have the GMWB 1 rider with your old contract, this GMWB Exchange Offer may be appropriate if you:

•	Do not intend to take withdrawals in the near future and want to benefit from the GMWB Bonus feature;

•	Want to benefit from potential annual increases to your rider values instead of every 5 years with the GMWB 1 rider;

•	Want the ability to elect the Joint Life benefit instead of only Single Life with the GMWB 1 rider;

•	Want to protect against the risk that your Contract accumulated value could fall below your investment due to market decline.

If you currently do not have a GMWB rider with your old contract, this GMWB Exchange Offer may be appropriate if you:

•	Do not intend to take withdrawals in the near future and want to benefit from the GMWB Bonus feature;

•	Want to benefit from potential annual increases in your rider values that match the growth of your Contract accumulated value;

•	Want to protect against the risk of you or your spouse outliving your income;

•	Want to protect against the risk that your Contract accumulated value could fall below your investment due to market decline."

Comment 5. In the summary comparison, add more information about differences between the old and new GMWB riders, e.g., do any calculations under these riders differ.

Response: Attached to this correspondence as Attachment "A" is the revised Summary Comparison of Old Contract and New Contract, which includes the requested revisions.

Comment 6. Please clarify whether investment options are more limited with the GMWB riders for the new contract compared to the investment options available with the old GMWB riders.

Response: Attached to this correspondence as Attachment "A" is the revised Summary Comparison of Old Contract and New Contract, which includes the requested revisions.

Comment 7. When talking about fees and charges, please use “not applicable” instead of “not available.”

Response: Registrant has made the requested revision.

Comment 8. If the Purchase Payment Credit Rider and Premium Payment Credit Rider are the same, please use the same language.

Response: Registrant has made the requested revision.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-362-2384 if you have any questions.
Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant

Attachment A
Summary Comparison* of Old Contract and New Contract
To participate in the GMWB Exchange Offer you must elect either the Principal Income Builder 3 or Principal Income Builder 10 rider.

A. GMWB Rider Features	Old Investment Plus Variable Annuity	New Investment Plus Variable Annuity
GMWB Rider(s) (applicable to this offer)	GMWB 1 (when applicable)	Principal Income Builder 3 Principal Income Builder 10
Guaranteed Minimum Withdrawal Benefits	• Investment Back • For Life (“Single Life”)	Principal Income Builder 3: • For Life (“Single Life” or “Joint Life”) Principal Income Builder 10: • Investment Back • For Life (“Single Life” or “Joint Life”)
Annual Withdrawal Limits	• Investment Back - 7.00% of the the Investment Back withdrawal benefit base • For Life - 5.00% of the For Life withdrawal benefit base
Principal Income Builder 3:
• “Single Life” - tiered
    percentages based on
    age at first withdrawal,
    beginning at 3.50% and
    capping at a maximum of
    6.50% of the For Life
    withdrawal benefit base
• “Joint Life” - tiered
    percentages based on
    age at first withdrawal,
    beginning at 3.00% and
    capping at a maximum of
    6.00% of the For Life
    withdrawal benefit base

Principal Income Builder 10:
• Investment Back -
    7.00% of the Investment
    Back withdrawal benefit
    base
• “Single Life” - tiered
    percentages based on
    age at first withdrawal,
    beginning at 3.50% and
    capping at a maximum of
    6.50% of the For Life
    withdrawal benefit base
• “Joint Life” - tiered
    percentages based on
    age at first withdrawal,
    beginning at 3.00% and
    capping at a maximum of
    6.00% of the For Life
    withdrawal benefit base

GMWB investment options
Restricted investment options depending on when old contract was purchased and customer’s actions:
• GMWB Self-Build Models
• GMWB Select Models
• Principal Lifetime 2010 Account
• Principal Lifetime 2020 Account
• Principal Lifetime Strategic
   Income account
• Strategic Asset Management
   Balanced Portfolio
• Strategic Asset Management
    Conservative Balanced
    Portfolio
• Strategic Asset Management
    Flexible Income Portfolio
• Diversified Balanced Account
• Diversified Growth Account
• Diversified Income Account

Note: If GMWB was not elected, there are no investment restrictions.

• Diversified Balanced Account • Diversified Growth Account • Diversified Income Account • Diversified Balanced Managed Volatility Account • Diversified Growth Managed Volatility Account
Fixed Rate Options (including 2 dollar-cost averaging options)	1 year - Fixed Account 6 month - DCA Plus account** 12 month - DCA Plus account**	Same
GMWB Bonus
If no withdrawals are taken, a GMWB Bonus is applied to the benefit bases each year on the Contract anniversary as shown below:
• Years 1-5 - 5.00% of
    premium payments
• Years 6+ - 0.00% of
    premium payments

If no withdrawals are taken, a GMWB bonus is applied to the benefit base(s) on each Contract anniversary as shown below:
Principal Income Builder 3:
• Year 1 - 7.00% of
    premium payments
• Year 2 - 6.00% of
    premium payments
• Year 3 - 5.00% of
    premium payments
• Years 4+ - 0.00% of
    premium payments

 Principal Income Builder 10:
• Years 1-10 - 5.00% of
    premium payments
• Years 11+ - 0.00% of
    premium payments

GMWB Step-Up
• Optional GMWB Step-Up
    that you may elect beginning
    with the 5th Contract
    anniversary.  Once you have
    elected a GMWB Step-Up,
    you must wait at least 5
    5 contract years to elect
    another GMWB Step-Up.
• Rider effective dates on or
    after June 15, 2008: the
    remaining withdrawal benefit
    bases are not eligible for
    Step-Ups after the
    Investment Back remaining
    withdrawal benefit base
    reduces to zero, even if
    additional premium payments
    are made.

• Automatic annual GMWB
   Step-Up available until the
   later of (a) the Contract
   anniversary prior to age 80 or
   (b) 10 years after the rider
    effective date.

For only Principal Income Builder 10:
• A remaining withdrawal
   benefit base under a
   withdrawal option is not
   eligible for a GMWB Step-Up
   after the remaining
   withdrawal benefit base
   reduces to zero, even if
   additional premium payments
   are made.

Automatic Portfolio Rebalancing	Calendar Quarterly (required with GMWB 1 rider)	Calendar Quarterly (required with GMWB riders)
No. of Free Division Transfers/contract year	1	1

B. Annuitization	Old Investment Plus Variable Annuity	New Investment Plus Variable Annuity
Annuity Benefit Payments First Available	Any time on/after the first Contract anniversary	Same
Annuity Benefit Payments	Fixed annuity benefit payments	Same
Annuity Mortality Table	Annuity 2000 Mortality Table	Same
Annuity Benefit Payment Options	Fixed period; life income; life income with fixed period; custom options	Same

C. Death Benefit	Old Investment Plus Variable Annuity	New Investment Plus Variable Annuity
Death Benefit
An amount equal to the greatest of
(i) total premium payments less surrenders, or
(ii) Contract value, or
(iii) 7 year Step-Up
For partial surrenders, the death benefit is reduced proportionately for each withdrawal.
See the Death Benefit section in this appendix for more details.

An amount equal to the greatest of
(i) total premium payments less surrenders, or
(ii) Contract value, or
(iii) 7 year Step-Up
For partial surrenders, withdrawals that are not For Life excess withdrawals will reduce the GMWB Death Benefit by the amount of withdrawal. Any For Life excess withdrawal amounts reduce the GMWB Death Benefit proportionately.
See the Death Benefit section in this appendix for more details.

Optional Enhanced Death Benefit Rider	Available	Not available
Payable	1st owner to die	Same

D. Fees and Charges	Old Investment Plus Variable Annuity	New Investment Plus Variable Annuity
Annual Fee (waived for Contracts with accumulated value of $30,000 or more)	Lesser of $30 or 2% of Contract accumulated value	Same
Mortality and Expense Risks Charge***	1.25%	Same
Administration Charge*** (on an annual basis)	Maximum: 0.15% Current: 0.15%	Same
Available Underlying Mutual Fund Expenses****	Maximum Annual: 2.24% Minimum Annual: 0.26%	Maximum Annual: 0.66% Minimum Annual: 0.55%
GMWB 1 Rider Charge – Taken as % of average quarterly Investment Back remaining withdrawal benefit base.
Maximum Annual: 0.85%
Current Annual: 0.80%
A 0.60% annual charge is assessed if the rider application was signed before February 16, 2009 and no GMWB Step-Up has occurred. A 0.80% annual charge is assessed if the rider application was signed before February 16, 2009 and a GMWB Step-Up has occurred. If the rider application was signed after February 16, 2009, the annual fee is 0.80%.
Not applicable
Principal Income Builder 3 Rider Charge – Taken as % of average quarterly For Life withdrawal benefit base.
-OR-
Principal Income Builder 10 Rider Charge - Taken as % of average quarterly Investment Back withdrawal benefit base.
	Not applicable Not applicable	Maximum Annual: 1.65% Current Annual: 1.05% Maximum Annual: 2.00% Current Annual: 1.20%

E. Transaction Charges	Old Investment Plus Variable Annuity	New Investment Plus Variable Annuity
Surrender Charge Period and % of amount surrendered (applies only to new premium payments)	7 years (6,6,6,5,4,3,2) 9 years (8,8,7,6,5,4,3,2,1) if you elected the Premium Payment Credit Rider	7 years (6,6,6,5,4,3,2) Premium Payment Credit Rider not available
Unscheduled Partial Surrender	Maximum: lesser of $25 or 2% of each unscheduled partial surrender after the 12th in a contract year. Current $0/0%	Same
Unscheduled Transfers	Maximum: lesser of $25 or 2% of each unscheduled transfer after the 1st in a contract year. Current: $0/0%	Same

*	Does not reflect state variations.

**	Only available for new premium payments. The DCA Plus Accounts are not available for the amount being exchanged.

***	Charges taken daily as a percentage of the average daily Separate Account division value

****	For the new contract, only maximum and minimum charges for the GMWB investment options are reflected.